UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD
Specialized Disclosure Report

Mercury Systems, Inc.
(Exact Name of Registrant as Specified in Charter)

Massachusetts	001-41194	04-2741391
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
50 Minuteman Road, Andover, Massachusetts 01810
(Address of Principal Executive Offices) (Zip Code)

Stuart H. Kupinsky, (978) 256-1300
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
[X]     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
For calendar year 2024, Mercury Systems, Inc. (“we,” “us,” or “our”) conducted a reasonable country of origin inquiry and supply chain due diligence to determine whether our products contained any conflict minerals that originated from the Democratic Republic of the Congo or an adjoining country. A summary of our reasonable country of origin inquiry and due diligence is contained in our conflict minerals report filed as exhibit 1.01 to this report and is incorporated herein by reference.
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, we have filed this Specialized Disclosure Report on Form SD, and the conflict minerals report exhibit hereto, with the U.S. Securities and Exchange Commission and have posted such report on our website at https://www.mrcy.com/company/environmental-social-and-governance/responsible-sourcing under the heading of Conflict Minerals. Information contained on our website does not constitute part of this report.
Forward-Looking Statements
This report contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “believe,” “intend,” “expect,” “will” or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include but are not limited to: the risk that information reported to us by our direct or indirect suppliers from which we procure finished goods, components, and/or materials for our products, or industry information used by us, may be inaccurate; the risk that smelters or refiners may not participate in the Responsible Minerals Assurance Process, which is a voluntary initiative in which independent third parties audit processing facilities’ procurement and processing activities and determine if the processing facilities maintain sufficient documentation to reasonably demonstrate conflict-free sourcing; the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers, on a timely basis or at all; whether market participants responsibly source conflict minerals; and changes in the conflict minerals regulations and other political and regulatory developments, whether in the Democratic Republic of the Congo and its adjoining countries, the United States, or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of filing of this report. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this report or to reflect the occurrence of unanticipated events. These risks and uncertainties also include such additional risk factors as are discussed in our filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended June 28, 2024, and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.
Item 1.02 Exhibit
A conflict minerals report covering calendar year 2024 has been filed as exhibit 1.01 to this Form SD.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
Exhibit 1.01 – Mercury Systems, Inc. Conflict Minerals Report for the Year Ended December 31, 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Dated: May 30, 2025

MERCURY SYSTEMS, INC.

By:	/s/ Stuart H. Kupinsky
Stuart H. Kupinsky
Executive Vice President, Chief Legal Officer, and Corporate Secretary

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